[On Colgate -Palmolive Company Letterhead]

Via Edgar and E-mail

May 3, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company Form 10-K for the Year Ended December 31, 2012 and Definitive Proxy Statement on Schedule 14A (File No. 1-644)

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter received on April 5, 2013 regarding our most recently filed Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A, as indicated above. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the Year Ended December 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response

In our responses below, we have provided sample disclosures in response to the Staff's comments, which are based on disclosure contained in our most recently filed Quarterly Report on Form 10-Q or Definitive Proxy Statement on Schedule 14A, as applicable. For ease of reference we have identified the revisions to prior disclosure by underlining additions and reflecting any deletions in strikethrough text. As noted in our response to each comment below, we will include these revisions in our future filings, including our interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of ... page 15

Executive Overview and Outlook, page 15

2.	We note that during your fourth quarter and fiscal year-end 2012 earnings conference call held on January 31, 2013, you indicated that the Venezuelan devaluation would have an impact on many things, including your ability to generate interest income in future periods. Please show us how you will revise your MD&A in future filings, beginning with your Form 10-Q for the period ended March 31, 2013, to address the following, if material:

•	Provide disaggregated financial information including a summarized balance sheet, income statements, and cash flow statements for your Venezuelan operations;

•	Describe all likely implications of the devaluation, from both an accounting and operational standpoint;

•	Discuss any changes in profitability related to the increase in the cost of imports and in- country sales prices of imported goods due to the devaluation;

•	Discuss any government pressures on vendors not to change sales prices and the expected effect on profitability after the devaluation;

•	Describe any business practices or policies that have changed or are expected to change as a result of the devaluation; and

•	If applicable, explain and quantify where possible the effect of the devaluation on your compliance with any debt covenants.

Response

Staff Comment

•	Provide disaggregated financial information including a summarized balance sheet, income statements, and cash flow statements for your Venezuelan operations;

In determining the appropriate level of disclosure regarding the Company's business in Venezuela in general and, in particular, the level of disaggregated financial information to provide regarding the Company's Venezuelan subsidiary (“CP Venezuela”), we considered the following:

•	The materiality of our Venezuelan operations relative to our global business;

•	The information an investor would need to understand the operating environment in Venezuela, taking into consideration questions from the investor community; and

•	The information an investor would need to understand the one-time and ongoing impact of the recent and potential future devaluations of the Venezuelan currency.

We provided the following disaggregated financial information regarding our operations in Venezuela in the Management Discussion and Analysis section and Notes 7 and 14 to the Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K:

•	The percentage of consolidated Net sales we expect CP Venezuela to represent in 2013 following the February 2013 devaluation;

•	Estimates of the one-time and ongoing impacts as a result of the February 2013 devaluation of the Venezuelan currency;

•	CP Venezuela's local currency-denominated net monetary asset position as of December 31, 2012 and following the February 2013 devaluation;

•	The amount of cash in Venezuela subject to exchange controls in the context of consolidated worldwide cash and cash held by the Company's foreign subsidiaries; and

•	The amount of U.S. dollar-linked, devaluation-protected bonds and the amount of Bolivar fuerte-denominated, fixed interest rate bonds that CP Venezuela held as of December 31, 2012.

We believe that the disaggregated financial information we provided in our 2012 Form 10-K was sufficient to enable investors to understand the materiality of our Venezuelan operations relative to our global business, the operating environment in Venezuela and the impact of the devaluation of the Venezuelan currency.

Historically, we have provided the percentage of consolidated Net sales that CP Venezuela represented as an indicative measure of the relative size and importance of the CP Venezuela business. Prospectively, in light of the February 2013 devaluation and CP Venezuela's inability to raise prices due to existing price controls, as disclosed in the MD&A, in future filings, in addition to the percentage of consolidated Net sales represented by CP Venezuela, we will also disclose the percentage of consolidated Operating profit CP Venezuela represents.

The following is the disclosure we provided in our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2013 and illustrative of the disclosure we will provide in future filings:

For the three months ended March 31, 2013, CP Venezuela represented approximately 4% of the Company's consolidated Net sales and approximately 2% of the Company's Consolidated Operating profit excluding the impact of the one-time Venezuela devaluation charge and charges related to 2012 Restructuring Program and the sale of land in Mexico.

We believe that additional disaggregated financial information of the type described by the Staff (specifically, balance sheet, income statements and cash flow statements for CP Venezuela) would not significantly enhance an investor's understanding of the Company's overall business, the operating environment in Venezuela or the impact of a potential future devaluation of the Venezuelan currency.

Staff Comments

•	Describe all likely implications of the devaluation, from both an accounting and operational standpoint;

•	Discuss any changes in profitability related to the increase in the cost of imports and in-country sales prices of imported goods due to the devaluation;

•	Discuss any government pressures on vendors not to change sales prices and the expected effect on profitability after the devaluation;

•	Describe any business practices or policies that have changed or are expected to change as a result of the devaluation; and

The Company acknowledges the Staff's comments and expects to provide information in future filings in line with the level of information provided in our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, with appropriate updates for new developments. For ease of reference, set forth below are the paragraphs regarding Venezuela from the Management's Discussion and Analysis section of our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, which we believe adequately addresses each of the items listed above:

With approximately 80% of its Net sales generated outside of the United States, the Company is exposed to changes in economic conditions and foreign currency exchange rates, as well as political uncertainty in some countries, all of which could impact future operating results. For example, as discussed in detail below, the operating environment in Venezuela is challenging, with economic uncertainty fueled by currency devaluations and high inflation and governmental restrictions in the form of import authorization controls, currency exchange controls, price controls and the possibility of expropriation of property or other resources.

In particular, the Company has been and will continue to be impacted as a result of the significant devaluations of the Venezuelan bolivar fuerte that occurred in 2010 and in February 2013, described in Note 15, Venezuela to the Condensed Consolidated Financial Statements. Effective February 9, 2013, the Venezuelan government devalued its currency and the official exchange rate changed from 4.30 to 6.30 Venezuela bolivar fuerte per dollar. The Company incurred a one-time, pretax loss of $172, aftertax loss of $111, ($0.23 per common share, diluted) in the first quarter of 2013 related to the remeasurement of the net monetary assets in the local balance sheet at the date of the devaluation. The Company remeasured the financial statements of its Venezuelan subsidiary ("CP Venezuela") at the rate at which it expects to remit future dividends, which currently is 6.30. As the local currency operations in Venezuela will now translate into fewer U.S. dollars, this had and will continue to have an ongoing adverse effect on the Company's reported results.

In addition, the Venezuelan government continues to impose import authorization controls, currency exchange and payment controls and price controls. While CP Venezuela continues to have limited access to U.S. dollars from the government (CADIVI), and currently only for imported goods, the timing of receipt of these funds has slowed and become increasingly unpredictable. CP Venezuela funds its requirements for imported goods primarily through a combination of U.S. dollars obtained from CADIVI, intercompany borrowings and the use of financial and other intermediaries and, to a lesser extent, with existing U.S. dollar cash balances, which were obtained previously through parallel market transactions and through the prior liquidation of its U.S. dollar-denominated bond portfolio. Price controls, which became effective on April 1, 2012, affect most products in CP Venezuela's portfolio and thereby further restrict the Company's ability to implement price increases, which had been one of the key mechanisms to offset the effects of continuing high inflation and the impact of currency devaluation. At times, production at CP Venezuela has also been negatively impacted by labor issues within the country.

The Company's business in Venezuela, and the Company's ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing or imports or other governmental actions or continued or increased labor unrest. At March 31, 2013, CP Venezuela's local currency-denominated net monetary asset position, which would be subject to remeasurement in the event of a further devaluation, was approximately $400 as compared to approximately $520 at December 31, 2012. For the three months ended March 31, 2013, CP Venezuela represented approximately 4% of the Company's consolidated Net sales and approximately 2% of the Company's Consolidated Operating profit excluding the impact of the one-time Venezuela devaluation charge and charges related to 2012 Restructuring Program and the sale of land in Mexico. The Company continues to actively manage its investment in and exposure to Venezuela.

Staff Comment

•	If applicable, explain and quantify where possible the effect of the devaluation on your compliance with any debt covenants.

The February 2013 devaluation had no impact on the Company's compliance with its debt covenants.

Results of Operations, page 17

Segment Results, page 23

3.
We note that during your fourth quarter and fiscal year-end 2012 earnings conference call held on January 31, 2013, you provided detailed discussions regarding both significant product launches by segment and regional market share by product category. Since it appears that both of these items are important to the manner in which management views and analyzes the business, we believe that your MD&A may benefit in future filings from similar disclosures. For example, we note that in your earnings call transcripts you have mentioned that in the U.S. the fastest-growing segment is Natural's, a segment consisting of dozens of brands where you are under-represented. Your launch of Hill's Science Diet Ideal Balance in 2011 was an initiative to address this situation. We also note the discussion in your earnings calls and earnings release mentioning your strategy of re-launching Science Diet and introducing new products. Please show us in your supplemental response what your future filing revisions will look like.

Response

The growth of our business depends in large part on the successful development and launch of new products, which drive overall market growth and increases in the Company's market shares. As a result, the Company uses market share data to measure the health and progress of its business. Accordingly, as Oral Care is our most significant product category globally and its market shares are most frequently referenced by analysts and others, in our future filings, we will expand our disclosures to provide information regarding regional market shares for toothpaste and manual toothbrushes, which are our most significant product sub-categories in Oral Care. Should another product category become as significant as Oral Care to the Company's overall business in the future, we will similarly provide its market share information. Set forth below is sample revised disclosure, for illustrative purposes only.

Worldwide Net sales were $4,315 in the first quarter of 2013, up 2.5% from the first quarter of 2012, as volume growth of 4.0% and net selling price increases of 1.5% were partially offset by negative foreign exchange of 3.0%. Organic sales (Net sales excluding foreign exchange, acquisitions and divestments), a non-GAAP financial measure as discussed below, increased 6.0% in the first quarter of 2013.

Net sales in the Oral, Personal and Home Care segment were $3,781 in the first quarter of 2013, up 3.5% from the first quarter of 2012, as volume growth of 5.5% and net selling price increases of 1.0% were partially offset by negative foreign exchange of 3.0%. Organic sales in the Oral, Personal and Home Care segment increased 6.5% in the first quarter of 2013.

The Company's share of the global toothpaste market increased to 45.6% on a year-to-date basis and its share of the global manual toothbrush market also increased, reaching 33.4% on a year-to-date basis. Year-to-date market shares in toothpaste were up in Greater Asia/Africa, flat in North America and Europe/South Pacific and down in Latin America versus the year ago period. In the manual toothbrush category, year-to-date market shares versus the year ago period were up in Latin America, flat in North America and Europe/South Pacific and down in Greater Asia/Africa.

Net sales for Hill's Pet Nutrition decreased 1.5% in the first quarter of 2013 to $534, as volume declines of 3.0% and negative foreign exchange of 2.0% were only partially offset by net selling price increases of 3.5%. Organic sales in Hill's Pet Nutrition increased 0.5% in the first quarter of 2013.

4.
As a related matter, please revise to explain the reasons behind significant fluctuations in each of your various income statement line items. For example, you mention on page 23 that volume growth and net selling prices increased during 2012 in both North American and Latin America while net selling prices decreased in Europe/South Pacific during 2011 and 2012. In is unclear what factors were driving the volume growth and changes in selling prices both overall and in each segment. To the extent there were multiple factors, please separately quantify the impact of each factor and discuss in greater detail the reason(s) for each change. For example, if the volume growth was attributable to new product launches, please identify and quantify the launches which had the greatest impact upon your results. Please show us in your supplemental response what your future filing revisions will look like.

Response

In our future filings, we will expand our disclosures to provide additional explanations regarding significant fluctuations in organic sales, which we believe will provide investors with useful supplemental information regarding the Company's underlying sales trends, excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments. Set forth below, for illustrative purposes only, is sample revised disclosure.

North America

	Three Months Ended March 31,
	2013	2012	Change
Net sales	$764	$724	5.5%
Operating profit	$215	$177	22%
% of Net sales	28.1%	24.4%	370	bps
Net sales in North America increased 5.5% in the first quarter of 2013 to $764, driven by volume growth of 3.5% and net selling price increases of 2.0%. Organic sales in North America increased 5.5% in the first quarter of 2013.
The increase in organic sales in North America in the first quarter of 2013 versus the first quarter of 2012 was driven by an increase in Oral Care sales with the toothpaste, manual toothbrush, powered toothbrush and mouth rinse categories all contributing to growth. Home Care organic sales were also up versus the first quarter of 2012 behind sales gains in the dish liquid and fabric softener categories.

Operating profit in North America increased 22% in the first quarter of 2013 to $215, or 28.1% of Net sales. This increase in Operating profit was due to an increase in Gross profit, which was partially offset by an increase in Selling, general and administrative expenses, both as a percentage of Net sales. This increase in Gross profit was mainly driven by lower raw and packing material costs and cost savings from the Company's funding-the-growth initiatives. This increase in Selling, general and administrative expenses was due to higher advertising investments which was partially offset by lower overhead costs.

Hill's Pet Nutrition, page 26

5.
We note that in your discussion of Hill's Pet Nutrition in your fourth quarter earnings call transcript you indicated that the Science Diet formulation will contain 100% natural ingredients with quality animal proteins and no by-products. We note that these ingredients generally cost substantially more than those ingredients (e.g. cornmeal and soy) included in the prior formulation. In your fourth quarter earnings call transcript you indicated that you do not intend to increase the price or change package sizing to offset these increased costs. In future filings, please disclose the impact the increased costs will have on net sales, revenues and income, if material. Please refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Response

We confirm that in future filings we will disclose the impact the increased costs of the new Hill's formulas have on net sales and operating profit, if material.

6.
We note that there have been volume declines for Hill's Pet Nutrition in the U.S., Japan and Europe over the past three years. In future filings, please expand your disclosure to address this trend, if material.

Response

We confirm that in future filings we will expand our disclosure to address the recent volume declines in our Hill's Pet Nutrition segment in the U.S., Europe and Japan, if material.

Consolidated Financial Statements, page 42

15. Segment Information, page 78

7.
You disclose on page 78 that the operations of your Oral, Personal and Home Care segment are managed geographically in four reportable operating segments. So that we may more clearly understand your segment reporting, please tell us supplementally each of your operating segments and, if applicable, explain to us how you met each of the criteria in ASC 280-10-50-11 in aggregating two or more operating segments into the same reportable segment.

Response

Within the Oral, Personal and Home Care product segment, we have identified six operating segments in accordance with ASC 280-10-50-1 and ASC 280-10-50-3 through 50-9, before the first level of aggregation through the application of the criteria in ASC 280-10-50-11, as follows:

Operating Segments
North America
Latin America
Europe
South Pacific
Asia
Africa/Eurasia

This is the level at which the Company is organized to manage its business and allocate resources (internally referred to as “the Division level”). Each of these Divisions/operating segments has a Division President who, with the exception of the President of the North America Division, reports to one of the Company's two Chief Operating Officers (COO). Both of the COO's and the President of North America report to the Chairman of the Board, President and Chief Executive Officer of the Company who is also the Company's chief operating decision maker (CODM) as defined in ASC 280.
The CODM manages the Company's overall business at the Division level through the COO's and the Division President of North America. It is at this level that resources are allocated, financial budgets/goals are established and financial performance is assessed. Each Division President has responsibility for the financial performance (referred to internally as “P&L, Balance sheet and Cash Generation” responsibility) for his Division. The CODM uses the financial information at the Division level to make operating decisions concerning the overall business. Additionally, in assessing the Company's overall performance, the Board of Directors also receives financial information at the Division level.
We elected to apply the aggregation criteria in ASC 280-10-50-11 in order to assess whether any of the above operating segments may be aggregated into a single operating segment. As a result of this assessment, we concluded that the Europe and South Pacific operating segments could be combined into a single Europe/South Pacific operating segment and the Asia and Africa/Eurasia operating segments could also be combined into a single Greater Asia/Africa operating segment.

Reportable Segments
North America
Latin America
Europe/ South Pacific
Greater Asia/ Africa

Each of the operating segments being combined has similar economic characteristics and is also similar with respect to all of the following:

1.	The nature of the products and services;

2.	The nature of the production processes;

3.	The type or class of customer for their products and services;

4.	The methods used to distribute their products or provide their services; and

5.	The nature of the regulatory environment.

In determining whether the operating segments had similar economic characteristics, we considered the macroeconomic environments in which each of the segments operates as well as Company-specific economic characteristics.

The Europe and South Pacific operating segments both consist of developed markets, which are characterized generally as having low rates of GDP and population and market growth and high per capita income levels. The Asia and Africa/Eurasia operating segments both consist of emerging markets, which are characterized generally as having high rates of GDP and population and market growth and low, but growing, levels of per capita income.
The Company-specific economic factors that best indicate the future prospects of the Company's operating segments are gross and operating profit margins. The operating segments aggregated into single operating segments (Europe and South Pacific and Asia and Africa/Eurasia) have historically had, and are expected to continue to have, similar long-term gross and operating profit margins.
The Company's products sold in each of the Company's operating segments within the Oral, Personal and Home Care segment are similar in nature and have similar purposes or end uses and are generally sold under the same brand names and in similar sizes and packaging formats.
We primarily utilize global, strategic manufacturing facilities throughout the world that supply product to all markets and utilize similar production methodologies and associated technologies, base product formulations and patents/trademarks. Additionally, customers in all operating segments within the Oral, Personal and Home Care segment consist of a combination of large and small format retail chains, wholesalers and distributors and utilize similar distribution channels. Within each of the operating segments in the Oral, Personal and Home care segment, products are marketed by a direct sales force at individual operating subsidiaries and business units and by distributors or brokers. Operating segments consisting of developed markets generally have a higher percentage of sales to large-format retailers in the direct trade and operating segments consisting of emerging markets generally have a higher percentage of sales to the indirect trade through wholesaler and distribution networks, and to small-format retailers in the direct trade. We use similar marketing and promotional efforts across all operating segments in the Oral, Personal and Home Care segment.
Worldwide, our business is subject to extensive legal and regulatory requirements, applicable to most aspects of our products, including their development, ingredients, manufacture, packaging, labeling, storage, transportation, distribution, import and export, advertising and sale. None of our operating segments within the Oral, Personal and Home Care segment operate in a unique regulatory environment.
We did not further aggregate any of our operating segments within the Oral, Personal and Home Care segment and the four operating segments, as described above, are also the Company's reportable segments.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 30

8.
We note that you have identified the Currency Neutral Earnings Per Share goal upon which you based cash awards in 2012 ($5.38). We also note that executives were given an "assigned bonus award opportunity", expressed as a percentage of salary, and that payouts could range from zero, if performance fell below a "threshold level" to a maximum of some multiple of the assigned award opportunity for each officer. In future filings, please clarify what earnings per share or other goal amounts were necessary to meet threshold, target and maximum payout levels. For example, it appears that the officers received the maximum payout with respect to the earnings per share measure, and that this was adjusted upward for the organic sales growth measure. But it is unclear whether this is because the P&O Committee set $5.38 as the goal to receive the maximum multiple of assigned bonus award opportunity, and also what goal was set to achieve only the assigned bonus award opportunity, and whether that goal is also the threshold below which no bonus would be paid. Please show us supplementally what your revised disclosure would have looked like for 2012.

Response

We confirm that in future filings we will clarify what earnings per share or other goal amounts are necessary to meet threshold, target and maximum payout levels. Set forth below, for illustrative purposes only, is what our revised disclosure would have looked like for 2012.

Named Officers with Corporate-Wide Responsibilities. Earnings per share is the primary performance measure for annual cash bonuses for the Named Officers with corporate-wide responsibilities, including the CEO. In 2012, an additional performance measure based on organic sales growth was added. The earnings-per-share measure was selected to create a strong focus on the Company's overall profit goal and its underlying drivers of sales, cost control and financial efficiency. Earnings per share also is a key measure followed by investors. The organic sales growth measure was selected because it reflects the underlying momentum of the Company's business.

Pre-established EICP Plan procedures require the adjustment of the earnings-per-share measure for the effects of the following, as applicable: accounting changes, restructuring charges, gains or losses on the sales of businesses and other unusual, non-recurring items (as adjusted, the “Base Business Earnings Per Share”). This practice is consistent with Colgate's public filings, in which the impact of these items is discussed separately. The Base Business Earnings Per Share for 2012 excludes charges resulting from the implementation of various business realignment and other cost-saving initiatives, the sale of land in Mexico and the Company's four-year Global Growth and Efficiency Program. As a result of the unprecedented foreign currency exchange volatility forecasted at the beginning of 2012, the Company's budgeted earnings-per-share growth targets were set on a currency neutral basis, consistent with how such targets were publicly disclosed. Therefore, when the P&O Committee established the performance targets at the beginning of 2012, it determined that, for purposes of calculating annual bonus awards, the Base Business Earnings Per Share for 2012 would also be adjusted to reflect foreign exchange at the foreign exchange spot rates on January 25, 2012 used to calculate the foreign currency impact on projected 2012 earnings per share referenced in the Company's earnings release issued on January 26, 2012 (as adjusted, the “Currency Neutral Earnings Per Share”).

Based on the Company's 2012 business strategy to invest in the business to strengthen volume and market share while achieving earnings-per-share growth at a double-digit rate on a currency neutral basis, in order for Named Officers to earn cash bonuses at the maximum level, which would represent payouts at approximately the 50th to the 85th percentile of the Comparison Group, ~~a~~  Currency Neutral Earnings Per Share ~~goal of~~ had to be at least $5.38, or 10.2% growth over the prior year~~, was set~~. To earn annual cash bonuses equal to the Named Officers' assigned award opportunities, which would represent payouts at approximately the 30th to 50th percentile of the Comparison Group, Currency Neutral Earnings Per Share had to equal $5.23. To earn annual cash bonuses at the threshold level, which would represent payouts at approximately the 7th to 19th percentile of the Comparison Group, Currency Neutral Earnings Per Share had to equal $4.71.

In 2012, the P&O Committee determined to adjust the annual bonuses for the Named Officers with corporate-wide responsibilities (irrespective of the maximum opportunities discussed above) up or down based on organic sales growth performance. If Colgate's organic sales growth in 2012 over the prior year was greater than or equal to 6.5% bonuses would increase by 10% or would decrease by 10% if Colgate's organic sales growth was less than or equal to 2.5%. For organic sales growth between 2.5% and 6.5%, the award modifier would be interpolated on a linear basis. Organic sales is defined as net sales, adjusted for the impact of foreign exchange, acquisitions and divestitures.

Colgate's Currency Neutral Earnings Per Share was $5.45 in 2012 (representing 11.5% growth over the prior year) and, consequently, the P&O Committee approved maximum bonus awards for the Named Officers (prior to application of the organic sales growth modifier). Colgate's organic sales growth in 2012 was 5.8%, and thus fell just below the 6.5% required to generate the maximum award modifier of 10% described above. Based on achieving this organic sales growth, the modifier was interpolated on a linear basis and the annual bonus for each of the Named Officers was increased by 6.5%. Therefore, the annual cash bonuses for Mr. Hickey and Mr. Moison equaled 112% of their respective salaries and for Mr. Garcia equaled 120% of salary. In each case, the cash bonus represented 160% of their assigned award opportunities. Mr. Cook's annual bonus equaled 341% of salary, or 213% of his assigned award opportunity. These awards were paid at approximately the 50th to the 85th percentile of annual bonuses for similar jobs in the Comparison Group, based on the most recent data available to the Company.

Recognition and Retention Awards, page 34

9.
We note your disclosure that the P&O Committee granted stock options and restricted stock awards to named executive officers to recognize their contributions and ensure their continued service. In future filings, please elaborate on the nature of each officer's specific contributions and achievements to give better context for demonstrating the basis for the Committee's specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K. Please also provide us supplementally with a draft of what your disclosure would have looked like for 2012.

Response

We confirm that in future filings we will provide additional context for the P&O Committee's decisions with respect to specific recognition and retention awards. These awards are typically based on the P&O Committee's expectations regarding an officer's future contributions to the Company's success rather than an officer's past contributions and achievements, which are the basis on which annual and long-term incentive awards are made. Set forth below, for illustrative purposes only, is sample revised disclosure.

The P&O Committee has the authority under the EICP Plan to make additional discretionary awards of cash, Common Stock, restricted stock or a combination thereof and under the Stock Option Plan to make additional discretionary awards of stock options. In 2012, using this authority, the P&O Committee granted the following awards: Mr. Hickey-10,000 shares of restricted stock vesting after three years; Mr. Garcia-150,000 stock options vesting in equal annual installments over three years, beginning March 8, 2015, and 10,000 shares of restricted stock vesting after five years; Mr. Moison-100,000 stock options vesting in equal annual installments over three years, beginning March 8, 2013, and 7,500 shares of restricted stock vesting after three years; and Mr. Skala-75,000 stock options vesting in equal annual installments over three years, beginning March 8, 2015, and 5,000 shares of restricted stock vesting after five years. Each of these executives is critical to the Company's succession planning so these awards were made to recognize their contributions and to ensure their continued service to the Company in key financial and operational roles while the Company strengthens the next generation of leaders. The specific awards were made taking into account the roles and expected contributions of these executives as well as their salary grade levels and retirement eligibility. These executives are long-tenured employees with extensive financial or operating experience throughout the Colgate world. Their continued leadership and strategic insight are necessary to support the Company's successful implementation of its Global Growth and Efficiency Program and the continued growth of the Company's business in light of heightened competitive activity in certain key markets.

Grant of Plan-Based Awards, page 38

10.
We note your disclosure on page 31 that cash bonuses payouts range from zero, if performance falls below a threshold level, to a maximum of two times for Mr. Cook and Mr. Skala and 1.5 times for the other named executive officers. In future filings, please disclose the amounts payable at the threshold level in the threshold column under Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grant of Plan-Based Awards table.

Response

We confirm that in future filings we will disclose the amounts payable at the threshold level in the threshold column in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grants of Plan-Based Awards table.

Director Compensation, page 54

11.	It appears that Mrs. Hancock's charitable contribution amount exceeds the $8,000 program limit described in footnote 4. Please explain and revise in future filings to the extent appropriate.

Response

As described in footnote 4 to the Director Compensation table, under the Company's Charitable Matching Gifts Program, the Company matches up to $8,000 in contributions to schools and other eligible institutions, per individual per year. Eligible contributions up to $250 are matched on a 2:1 basis with all other eligible gifts up to $7,750 matched on a 1:1 basis. Mrs. Hancock contributed $8,000 to eligible institutions, $7,750 of which was matched on a 1:1 basis and $250 of which was matched on a 2:1 basis, yielding a total matching charitable donation of $8,250.

In connection with its response to the Staff's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Lisa Etheredge,
U.S. Securities and Exchange Commission,
Staff Accountant